July 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jessica Ansart

Re:	23andMe Holding Co.

Registration Statement on Form S-1

File No. 333-257768

Dear Ms. Ansart:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-257768) of 23andMe Holding Co. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Washington D.C. time, on July 15, 2021, or as soon thereafter as practicable.

Please call Celia Soehner of Morgan, Lewis & Bockius LLP at (412) 560-7441 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

23ANDME HOLDING CO.

By:	/s/ Steven Schoch
Steven Schoch
Chief Financial and Chief Accounting Officer

cc:	Marlee S. Myers

Morgan, Lewis & Bockius LLP

cc:	Kathy Hibbs

Chief Legal and Regulatory Officer, 23andMe Holding Co.

[Signature Page to Acceleration Request for Effectiveness of Registration Statement]